Filed by Brigham Minerals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Brigham Minerals, Inc.

Commission File No.: 001-38870

Combination Questions

1. What was announced?

•	Brigham entered into a definitive agreement to combine with Sitio in an all-stock merger

•	Combination will create a leading mineral company with a shared vision of minerals consolidation

2. Why are we entering into this transaction?

•	This merger with Sitio allows us to accelerate our business strategy of returns focused mineral consolidation and gain critical scale needed to draw and maintain investor attention

•	This merger is the logical next step in the continued evolution of the minerals space and creates an entity of scale capable of accelerating consolidation

3. When will the transaction be completed?

•	The transaction is expected to close by the first quarter of 2023, subject to certain closing conditions

•	Until closing, Brigham and Sitio will continue to operate as separate companies

4. What are the terms of the transaction?

•	Brigham shareholders will receive a fixed exchange ratio of 1.133x shares of Class A common stock in the combined company for each share of Brigham Class A common stock owned

•	Legacy Brigham stockholders are expected to own approximately 46% of the combined company

•	The transaction has an pro forma combined enterprise value of $4.8 billion

5. What are the next steps to complete the transaction? What should I expect between now and then?

•	Announcing the combination is just the first step

•	We will move quickly building an integration team and working to successfully combine the companies

•	Until the transaction is closed, Brigham will continue to operate as a separate, independent company

•	We will stay focused on our day-to-day responsibilities

•	We will continue to regularly update and communicate with employees throughout the process

6. Where will the company be headquartered and who will lead it?

•	The combined company will be led by Sitio’s executive team

•	Brigham will be entitled to elect 4 directors to the combined company’s Board out of a total of 9

•	Board representation will ensure a voice for Brigham’s existing shareholders and employees

7. Will the Brigham management team be part of the combined company?

•	As mentioned above, Sitio’s executive team will lead the combined company

•	Sitio has a track record for growth and has completed several accretive transactions

8. What are the plans for current Brigham employees?

•	Management teams from Brigham and Sitio will meet in the upcoming weeks to begin integration planning, including planning on how we will join our teams

•	Both companies are focused on making the transition as smooth as possible for employees at all levels and recognize the immense value each companies’ employees bring to the table

•	We believe there will likely be overlap in job duties among our employees

•	We will communicate regularly with updates and will provide a clear plan as soon as possible

9. Will this announcement impact currently salaries and benefits for Brigham employees?

•	Until the transaction closes, Brigham will continue to operate as a separate, independent company, and employees’ salary and benefits will continue unchanged with the announcement of the merger

•	[We anticipate that we will conduct annual performance reviews and pay 2022 bonuses in accordance with our plan and with a goal of rewarding excellent performance.]

10. Can we reach out to our peers/friends at Sitio?

•	Please do not engage with Sitio employees unless you are directed to do so.

11. I own Brigham common stock. What should I do with it? What will happen to it at closing?

•	You do not need to do anything at this time

•

Shareholders will receive a proxy statement/prospectus in connection with the transaction, and Brigham will hold a special meeting of shareholders to vote on approval of the transaction and related matters

•	Any Brigham shares owned at the time of closing will entitle you to receive a fixed ratio of Sitio common stock in exchange for your Brigham shares

12. What should I do if I’m asked about the transaction by a third party or the media?

•	Consistent with company policy, we ask that you refrain from commenting on questions you receive from anyone outside our organization

•	Please direct any questions from the media, community members, investors or financial institutions to Blake Williams or Jacob Sexton.

* * *

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Brigham Minerals, Inc. (“Brigham”) and Sitio Royalties Corp. (“Sitio”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Merger, Snapper Merger Sub I, Inc. (“Snapper”) will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a proxy statement of Brigham, a consent solicitation statement of Sitio and a prospectus of Snapper. The Merger will be submitted to Brigham’s shareholders for their consideration. Brigham, Sitio and Snapper may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the shareholders of Brigham and Sitio. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Brigham, Sitio or Snapper may file with the SEC or send to shareholders of Brigham or Sitio in connection with the Merger. INVESTORS AND SHAREHOLDERS OF BRIGHAM ARE URGED TO READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Brigham, Sitio or Snapper, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Brigham, Sitio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brigham shareholders in connection with the Merger. Information regarding the directors and executive officers of Brigham is set forth in Brigham’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Shareholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between Brigham and Sitio, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, Brigham’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Brigham disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Brigham cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Brigham. These risks include, but are not limited to, our ability to execute on our business objectives; the effect of changes in commodity prices; the level of production on our properties; risks associated with the drilling and operation of oil and natural gas wells; the effect of existing and future laws and regulatory actions; the impact of derivative instruments; rising interest rates and its effects on our cost of capital; the overall supply and demand for oil, natural gas and NGLs, and regional supply and demand factors, storage availability, delays, or interruptions of production, including voluntary shut-ins; the actions of the Organization of Petroleum Exporting Countries and other significant producers and governments and the ability of such producers to agree to and maintain oil price and production controls; the impact of reduced drilling activity in our focus areas and uncertainty as to whether development projects will be pursued; the continued threat of terrorism and the impact of military and other action and armed conflict, such as the current conflict between Russia and Ukraine; global or national health events, including the ongoing COVID-19 pandemic and its resulting economic effects; uncertainty of estimates of oil and natural gas reserves and production; the effects of current or future litigation, including the recent U.S. Supreme Court ruling involving the Muscogee (Creek) Nation reservation in Eastern Oklahoma and similar rulings regarding reservations; the cost of developing the oil and natural gas underlying our properties; our ability to replace our oil, natural gas and NGL reserves; our ability to complete and integrate acquisitions, including completing our previously-announced acquisition of mineral and royalty interests from certain entities affiliated with Avant Royalties, LP; title defects in the properties in which we invest; technological advances; weather conditions, natural disasters and other matters beyond our control; Sitio’s ability to successfully integrate our businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that we will not, or that following the Merger, the combined company will not, be able to retain and hire key personnel; the risk associated with our and Sitio’s ability to obtain the approvals of our respective shareholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance the combined company (including the repayment of certain of our indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of management time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Brigham’s expectations and projections can be found in Brigham’s periodic filings with the SEC, including Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Brigham’s SEC filings are available publicly on the SEC’s website at www.sec.gov.